Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 3 DATED JULY 1, 2020
TO THE OFFERING CIRCULAR DATED JUNE 25, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 25, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – 705 Edgewood Associates, LLC

On January 8, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 705 Edgewood Associates, LLC (“705 Edgewood Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $2,666,200, in which we had the right to receive a preferred economic return (the “705 Edgewood Investment”). The details of this acquisition can be found here.

The 705 Edgewood Controlled Subsidiary used the initial proceeds from the 705 Edgewood Investment to purchase a 72,209 SF flex industrial building located at 705 Edgewood Street, NE, Washington, D.C. (the “705 Edgewood Street Property”). Through ongoing land value appreciation and by signing new leases in vacant space, the sponsor was able to create sufficient value to recapitalize the deal at a lower cost of capital by redeeming the preferred equity with an upsized senior loan. Consequently, on June 25, 2020, the 705 Edgewood Controlled Subsidiary redeemed the 705 Edgewood Investment. All interest payments have been paid in full and the 705 Edgewood Investment yielded an internal rate of return of approximately 13.0%.